Exhibit A

Tier 1 Pacific Rim Operator Expands its Network to Achieve Nationwide Coverage with Ceragon;
Frame Agreement Valued at up to $23M

At the forefront of the 5G revolution, Ceragon to provide Operator with wireless hauling solutions to build 5G urban coverage and expand 4G to rural countryside

Little Falls, New Jersey, March 17, 2021 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global leader in wireless hauling solutions, announced today that a Tier 1 Operator in the Pacific Rim has placed a significant follow-on frame agreement with Ceragon for its flexible wireless hauling solutions, in order to transform its network towards 5G. To create a better, more connected nation, Ceragon will help the operator in expanding its urban network coverage, reliability, and speeds, as well as extend its network to rural countryside to achieve nationwide coverage. This frame agreement is valued at up to $23M throughout 2021 and 2022.

As a leader in 5G technology, the operator had launched its 5G services in major metropolitans in 2019 and currently has more than 700 sites. Ceragon enables the operator to achieve 5G modernization with reduced site build service costs. As the operator plans to deepen its network’s reach, Ceragon’s unique multicore technology helps it secure a fast and cost-effective path for delivering 5G capacity on sites. Ceragon will also provide the operator turnkey solutions & services that will allow a reliable delivery of essential services even in the most challenging of times, such as the recent COVID-19 crisis.

Ira Palti, President & CEO of Ceragon Networks, commented: “Ceragon is proud and delighted to work with this operator in its quest to transform its nation’s economy through new 5G-powered innovations. As the need for connectivity becomes increasingly essential, our solutions and services help accelerate network development and assist operators meet their targets in the ‘new normal’ and beyond”.

The tier 1 Pacific Rim operator is committed to delivering reliable connectivity coverage to its rural countryside – a challenging task considering the great distances and geographical barriers between remote towns. By leveraging Ceragon’s high power solutions, the operator can cover longer distances with fewer sites, leading to reduced capital and operating expenses.

The operator selected Ceragon for its product reliability and performance, as well as its ability to quickly deliver complete turnkey solutions & services – including site acquisition, site design, build, and deployment to commissioning. In fact, thanks to Ceragon, this operator managed to deliver a record number of sites over 6 months – something it was unable to do in a span of 12 months previously.

About Ceragon Networks
Ceragon Networks Ltd. (NASDAQ: CRNT) is the global leader in wireless hauling solutions. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as hundreds of private network owners, in more than 150 countries.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

For more information about our company you should read our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as well as any document we file or furnish with the Securities and Exchange Commission (SEC) by accessing the SEC’s website at www.sec.gov.

Safe Harbor
Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders. This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost assumptions and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words. Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations and the restrictions on operations created thereby, an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.
Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law. Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.